Chesapeake Midstream Partners, L.P.

900 N.W. 63rd Street

Oklahoma City, Oklahoma 73118

(405) 935-1500

January 17, 2012

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Attention: Jennifer Thompson, Accounting Branch Chief

Re:	Chesapeake Midstream Partners, L.P.

Form 10-K for the Year Ended December 31, 2010

Filed March 11, 2011

Form 10-Q for the Nine Months Ended September 30, 2011

Filed November 10, 2011

File No. 001-34831

Ladies and Gentlemen:

This letter sets forth the responses of Chesapeake Midstream Partners, L.P. (the “Partnership”) to comments received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated December 30, 2011 with respect to the above-referenced Form 10-K and Form 10-Q. We have repeated below the Staff’s comments in bold and followed each comment with the Partnership’s response.

Form 10-K for the Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

How We Evaluate Our Operations, page 43

Adjusted EBITDA and Distributable Cash Flow, page 43

1.	We note your disclosure on page 43 that you define distributable cash flow as Adjusted EBITDA, plus interest income, less cash paid for interest expense, maintenance capital expenditures and income taxes. We further note your quantification of distributable cash flow as $218,989. Please show us your calculation for distributable cash flow.

Securities and Exchange Commission

January 17, 2012

Response: The table below reconciles our distributable cash flow to Adjusted EBITDA for the year ended December 31, 2010 (in thousands):

Year Ended December 31, 2010
Adjusted EBITDA	$293,970

Interest expense	(2,550)
Maintenance capital expenditures	(70,000)
Income tax expense	(2,431)

Distributable cash flow	$218,989

Reconciliation to GAAP measures, page 44

2.	We note your disclosures concerning the non-GAAP measures Adjusted EBITDA and Distributable Cash Flow. We have the following comments:

•

Your current disclosures indicate that each of these measures is both a measure of operating performance and a measure of liquidity. However, Adjusted EBITDA is only reconciled to net income and Distributable Cash Flow is only reconciled to cash provided by operating activities. Please revise so that the description of these measures is consistent with the reconciliations that you present. Refer to Item 10(e) of Regulation S-K, and show us your proposed revisions to these disclosures.

•

If you propose to revise your disclosures to indicate that Adjusted EBITDA is used solely as a measure of operating performance, please respond to the following comment: We note that your Form S-1 filed on February 16, 2010 and related amendments contained a reconciliation of Adjusted EBITDA to net income as well as to cash provided by operating activities. Please tell us why you no longer believe it appropriate or necessary to provide a reconciliation of Adjusted EBITDA to cash provided by operating activities.

Response: We continue to believe that Adjusted EBITDA and Distributable Cash Flow are both measures of operating performance and of liquidity, and acknowledge that each of these non-GAAP financial measures should be reconciled to net income and to net cash provided by operating activities. In addition to the reconciliations included in our 2010 Form 10-K and 2011 third quarter Form 10-Q, in future filings and in other Partnership publications, we will reconcile Adjusted EBITDA to net cash provided by operating activities and will reconcile Distributable Cash Flow to net income. Please see Exhibit 1 to this letter which shows the revisions that would have applied to the 2010 Form 10-K on pages 43-44. We have also included these additional reconciliations in our Non-GAAP Financials section under Investors on our website, www.chkm.com.

Securities and Exchange Commission

January 17, 2012

We believe that future disclosure of both sets of reconciliations, along with the historical reconciliations posted on our website, adequately informs the public of the relationship between the non-GAAP financial measures of Adjusted EBITDA and Distributable Cash Flow and, in each case, net income and net cash provided by operating activities.

Item 8. Financial Statements and Supplementary Data, page 56

Note 9. Business Combinations, page 75

3.	We note your disclosure that the useful life of the customer contract acquired is estimated to be 15 years. We also note your disclosure that you entered into a 10-year, 100 percent fixed-fee gas gathering agreement with Chesapeake. Please explain to us if this is the customer contract that you are amortizing, and revise your disclosures to clarify this matter. If the customer contract that you are amortizing is the agreement with Chesapeake, please further explain to us the apparent inconsistency between the 10 year term and the 15 year useful life.

Response: The fixed-fee gathering agreement we entered into with a subsidiary of Chesapeake Energy Corporation, our affiliate, as part of the Springridge acquisition in December 2010 is a 10-year contract whereby we gather and transport the natural gas production of Chesapeake and its other working interest owners. While we described the intangible asset that was purchased in the acquisition as a customer contract in Note 9, it also encompasses our customer relationship with Chesapeake and other working interest owners with production in the Haynesville Shale. We believe the useful life of the customer relationship is 15 years based upon the 10-year contract, including annual renewals permitted after the 10-year primary term and the expected future production of natural gas in the Haynesville Shale. Our estimate of a 15-year useful life for the customer relationship is supported by a third-party valuation report we received to assist us with the allocation of the $500 million purchase price to the fair values of the assets and liabilities acquired. We propose to update our disclosure in the 2011 Form 10-K to reflect the intangible contract asset as a customer relationship in order to ensure investors understand that the intangible asset encompasses more than just the gathering contract.

Note 12. Commitments and Contingencies, page 78

4.	We note your disclosure of the future minimum rental payments due under operating leases as of December 31, 2010. Please clarify for us if these amounts include contractual lease obligations with an affiliate of Chesapeake for compression services. If the lease expenses for the compression services are not included here and in the contractual obligations table in Management’s Discussion and Analysis of Financial Condition and Results of Operations, please explain to us why you do not believe these expenses should be included.

Securities and Exchange Commission

January 17, 2012

Response: The future minimum rental payments due under operating leases disclosed in Note 12 consist entirely of contractual lease obligations with an affiliate of Chesapeake for compression equipment. We will clarify this disclosure in future filings.

Note 15. Quarterly Financial Data, page 79

5.	Please explain to us why you have not disclosed net income for periods prior to your IPO on August 3, 2010. Refer to Item 302(a)(1) of Regulation S-K.

Response: Although we did not disclose quarterly net income (loss) for periods prior to our IPO in Note 15, annual net income (loss) is shown both before and after the IPO in the Consolidated Statements of Operations on page 60. In our 2011 Form 10-K, we will provide quarterly net income for all periods presented in our quarterly financial information note pursuant to Item 302(a)(1) of Regulation S-K.

Item 15. Exhibits and Financial Statements Schedules, page 121

6.	We note that you have not provided a consent from your independent auditors as an exhibit to this Form 10-K. It appears that your Form S-8 filed September 13, 2010 triggered the requirement for your auditors to consent to the incorporation by reference of their audit report dated March 11, 2011 included within this Form 10-K. Please tell us where you filed this consent or explain to us why you do not believe a consent is required.

Response: The independent auditor’s consent with respect to our outstanding Form S-8 was inadvertently not included in our 2010 Form 10-K. On January 17, 2012, we filed a post-effective amendment to the Form S-8 with the appropriate consent of PricewaterhouseCoopers LP for the incorporation by reference of its reports on the financial statements appearing in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2010. We will include such a consent in our future Form 10-K filings.

Signatures, page 125

7.

It does not appear that your general partner signed the Form 10-K on your behalf. Please advise us as to why it is not necessary for your general partner to do so, given your disclosure that you “have no directors or officers” and the requirements of General Instruction D to Form 10-K. Alternatively, please supplementally confirm, if true, that your general partner signed the Form 10-K on your behalf, the manner

Securities and Exchange Commission

January 17, 2012

in which it did so, and the manner in which you will revise the signature blocks in future filings to clarify this issue, or otherwise advise. Please note that this comment applies to your Forms 10-Q for the fiscal periods ended March 31, 2011, June 30, 2011 and September 30, 2011, as well.

Response: We confirm that the Partnership’s general partner, Chesapeake Midstream GP L.L.C., signed the 2010 Form 10-K on behalf of the Partnership. Mr. Stice is the Chief Executive Officer of the Partnership’s general partner (not the Partnership); he signed the Form 10-K and the 2011 first quarter Form 10-Q in his capacity as the CEO of the general partner; and that is the only capacity in which he could have done so. Under the Partnership’s partnership agreement, the complete and sole authority to manage the business and affairs of the Partnership is vested in the general partner, and the Partnership has no officers. Please note that the Partnership’s Form 10-Q reports for the 2011 second and third quarters appropriately reflect that they are signed by the general partner on behalf of the Partnership, as shown below, and we will use a similar signature block in future filings.

CHESAPEAKE MIDSTREAM PARTNERS, L.P.

By:	Chesapeake Midstream GP, L.L.C., its general partner

By:	/s/ J. MIKE STICE
J. Mike Stice
Chief Executive Officer

By:	/s/ DAVID C. SHIELS
David C. Shiels
Chief Financial Officer

Form 10-Q for the Nine Months Ended September 30, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Results of Operations—Nine Months Ended September 30, 2011 versus September 30, 2010, page 22

8.

Please refer to Item 303(a)(3)(i) and (a)(3)(iii) of Regulation S-K, Item 303(b) of Regulation S-K, and our Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm. Please revise future filings to quantify the impact of each significant underlying factor that contributed to a significant change in your results of operations. As one example, your tabular presentation of revenue at the bottom of page 22 indicates that revenue related to the Barnett Shale increased 9.7%. Your narrative analysis of this increase indicates that a rate escalation occurred of 2%; however, the remaining increase in revenue of 7.7% is not clearly explained. Specifically, it is unclear what amount of this increase in

Securities and Exchange Commission

January 17, 2012

revenue resulted from throughput related to the contractual minimum volume commitments and what amount of this increase in revenue resulted from throughput related to additional amounts above and beyond the minimum volume commitments or to other factors. As another example, you indicate that revenue related to the Mid-Continent region increased 12.6%. Your narrative analysis of this increase in revenue indicates that rates were positively impacted by the redetermination of Mid-Continent gathering rates that occurred on January 1, 2011 and the 2.5% rate escalation in the Mid-Continent region. It is unclear from your disclosure if the rate redetermination is a separate event from the 2.5% rate escalation; if so, you should quantify the change in the Mid-Continent gathering rate resulting from the redetermination to clarify how this event impacted revenue. Please ensure that you clearly explain all significant factors that contribute to a significant change in your results of operations, including clearly indicating the extent to which increases in revenue are attributable to changes in rates, clearly indicating the extent to which increases in revenue are attributable to changes in throughput, and clearly indicating why these changes in rates and throughput occurred so that readers have the context to assess the extent to which past performance is indicative of future performance. Please also apply this comment to your analysis of expenses.

Response: In our future filings, we will take care to explain clearly all significant factors that contribute to a significant change in our results of operations, and to quantify the impact of each significant underlying factor that contributed to a significant change in any revenue and expense items, so that readers have the context to assess the extent to which past performance is indicative of future performance.

Liquidity and Capital Resources, page 23

9.	We note your analysis of cash flows on page 24. Please revise future filings to provide a more robust analysis of your historical and expected future sources and uses of liquidity. Please discuss or provide a cross-reference to your discussion of the quantified historical cash inflows resulting from your contractual minimum volume commitments, the quantified historical cash inflows resulting from your other operations, and your quantified historical borrowings or other cash inflows, and clearly explain how these funds were spent during the historical periods. This historical analysis should provide context for your assertion that expected future cash inflows will be sufficient to meet your expected future cash outflows, and any expected significant changes in the amounts of your future cash inflows or cash outflows should be clearly explained. Refer to Section IV of our Release No. 33-8350.

Response: We will provide a more robust analysis of our historical and expected future sources and uses of liquidity in our future filings.

Securities and Exchange Commission

January 17, 2012

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call our Controller, Brad Mueller, at (405) 935-1906 or me at (405) 935 6224, or you may call our outside counsel Connie Stamets at (214) 758-1622 at Bracewell & Giuliani LLP. For any future written correspondence sent by email, please use the following addresses: brad.mueller@chk.com, dave.shiels@chk.com and connie.stamets@bgllp.com.

As you requested in the comment letter, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ David C. Shiels
David C. Shiels
Chief Financial Officer of Chesapeake Midstream GP, L.L.C., general partner of Chesapeake Midstream Partners, L.P.

Exhibit 1

Comment #2, p 44 of 2010 Form 10-K

Reconciliation to GAAP measures

We believe that the presentation of Adjusted EBITDA and distributable cash flow provides useful information to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to Adjusted EBITDA and distributable cash flow are net income and net cash provided by operating activities. Our non-GAAP financial measures of Adjusted EBITDA and distributable cash flow should not be considered as an alternative to GAAP net income or net cash provided by operating activities. Each of Adjusted EBITDA and distributable cash flow has important limitations as an analytical tool because it excludes some but not all items that affect net income and net cash provided by operating activities. You should not consider either Adjusted EBITDA or distributable cash flow in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted EBITDA and distributable cash flow may be defined differently by other companies in our industry, our definitions of Adjusted EBITDA and distributable cash flow may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

The following table presents a reconciliation of the non-GAAP financial measures of Adjusted EBITDA and distributable cash flow to the GAAP financial measures of net income and net cash provided by operating activities:

			Predecessor
	Year Ended December 31, 2010	Three Months Ended December 31, 2009	Nine Months Ended September 30, 2009	Year Ended December 31, 2008
	($ in thousands)
Reconciliation of Adjusted EBITDA to Net Income (Loss):
Net Income (loss)	$195,227	$50,692	$(17,374)	$165,295
Interest expense	2,550	619	347	1,871
Income tax expense (benefit)	2,431	639	6,341	(61,287)
Depreciation and amortization expense	93,477	20,699	65,477	47,558
Impairment of property, plant and equipment and other assets	—	—	90,207	30,000
(Gain) loss on sale of assets	285	34	44,566	(5,541)

Adjusted EBITDA	$293,970	$72,683	$189,564	$177,896

Reconciliation of Adjusted EBITDA to Net Cash Provided by Operating Activities:
Net cash provided by operating activities	$317,091	$14,730	$100,748	$236,744
Changes in assets and liabilities	(28,002)	56,656	88,187	(61,286)
Interest expense	2,550	619	347	1,871
Current income tax expense	2,431	639	—	—
Other non-cash items	(100)	39	282	537

Adjusted EBITDA	$293,970	$72,683	$189,564	$177,896

Reconciliation of Distributable Cash Flow to Net Cash Provided by Operating Activities:(1)
Net cash provided by operating activities	$317,091	n/a	n/a	n/a
Changes in assets and liabilities	(28,002)	n/a	n/a	n/a
Maintenance capital expenditures	(70,000)	n/a	n/a	n/a
Other non-cash items	(100)	n/a	n/a	n/a

Distributable cash flow	$218,989	n/a	n/a	n/a

Reconciliation of Distributable Cash Flow to Net Income:(1)
Net income	$195,227	n/a	n/a	n/a
Maintenance capital expenditures	(70,000)	n/a	n/a	n/a
Depreciation and amortization expense	93,477	n/a	n/a	n/a
(Gain) loss on sale of assets	285	n/a	n/a	n/a
Other non-cash items	—	n/a	n/a	n/a

Distributable cash flow	$218,989	n/a	n/a	n/a

(1)

We did not utilize a distributable cash flow measure prior to becoming a publicly traded partnership in 2010 and, as such, did not differentiate between maintenance and capital expenditures prior to 2010 and do not report distributable cash flow for periods prior to 2010.

2